INSIGNIA SOLUTIONS PLC
41300 Christy Street
Fremont, CA 94538-3115
(510) 360-3700
October 21, 2005
VIA EDGAR AND FACSIMILE (202) 772-9210
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Fourth Floor
Washington, D.C. 20549
Attention: Hugh Fuller

Re:	Insignia Solutions plc
Form S-1 filed September 15, 2005 (as amended by Form S-1/A filed October 13, 2005)
Registration No. 333-128346
Acceleration Request

Requested Date:	October 25, 2005

Requested Time:	4:00 p.m. EDT
Ladies and Gentlemen:
     Insignia Solutions plc (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make each of the above-captioned Registration Statements on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.
     The Registrant hereby acknowledges that:
•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, INSIGNIA SOLUTIONS PLC
/s/ Mark McMillan
Mark McMillan
Chief Executive Officer